Exhibit (a)(1)(E)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN

THE EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:
To:
From:	EnteroMedics Inc.
Re:	Confirmation of Receipt of Election to Participate

This message confirms that we have received your Election to Participate in the Exchange Offer. If all of the eligibility requirements are met, we expect to accept your Eligible Options for exchange, subject to the terms and conditions set forth in the Exchange Offer, promptly following the Expiration Date, which we expect will be at 6:00 p.m., Central Time, on October 22, 2010 (or a later Expiration Date if we extend the offer).

Unless you withdraw your tendered Eligible Options by properly completing and delivering a Notice of Withdrawal that is received by us on or before 6:00 p.m., Central Time, on the Expiration Date, we will exchange your Eligible Options for New Options. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this Exchange Offer we will provide you with a confirmation email confirming that your Eligible Options have been accepted for exchange.

You may change any previous election at any time, or revoke a previous election entirely by delivering a new properly completed election or withdrawal form to us either by email or by registered mail or courier. You may change your election as many times as you like, but your last election received on or before 6:00 p.m., Central Time, on the Expiration Date will serve as your final election and control the extent of your participation in the Exchange Offer.